Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Yunji Holding Limited	Hong Kong
Yunji Hongkong Limited	Hong Kong
Hangzhou Yunchuang Sharing Network Technology Co., Ltd.	People’s Republic of China
Zhejiang Jiyuan Network Technology Co., Ltd.	People’s Republic of China
Zhejiang Youji Supply Chain Management Co., Ltd.	People’s Republic of China
Wuhan Yunteng Logistics Co., Ltd.	People’s Republic of China

Consolidated Variable Interest Entity	Place of Incorporation
Yunji Sharing Technology Co., Ltd.	People’s Republic of China
Zhejiang Yunji Preferred E-Commerce Co., Ltd.	People’s Republic of China

Subsidiary of Consolidated Variable Interest Entity	Place of Incorporation
Zhejiang Jishang Preferred E-Commerce Co., Ltd.	People’s Republic of China
Zhejiang Jixiang E-commerce Co., Ltd	People’s Republic of China
Shanghai Suye Cosmetics Co., Ltd.	People’s Republic of China